UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2004

Andrew Davalla
Assistant Counsel
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1435

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-2004

Re: Rural Cellular Corporation
Incoming letter dated January 7, 2004

Dear Mr. Davalla:

This is in response to your letter dated January 7, 2004 concerning the shareholder proposal submitted to Rural Cellular by GAMCO Investors, Inc. We also have received a letter from the company dated January 13, 2004. On January 12, 2004, we issued our response expressing our informal view that Rural Cellular could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in these letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Deanne M. Greco
Moss & Barnett
4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5014
Fax (914) 921-5384
adavalla@gabelli.com

Gabelli Asset Management Inc.

January 7, 2004

Ms. Grace Lee
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal

Dear Ms. Lee:

On December 8, 2003, GAMCO Investors, Inc. ("GAMCO") submitted a shareholder proposal to Rural Cellular Corporation ("RCC") for inclusion in the proxy materials for its 2004 annual meeting of shareholders. In a letter dated December 19, 2003, counsel for RCC requested that the staff of the Division of Corporate Finance recommend that it would not take any action if RCC excluded GAMCO's proposal pursuant to Rule 14a-8(h)(3).

RCC wishes to omit GAMCO's proposal on the basis that a representative of GAMCO did not present a similar proposal in person at RCC's 2003 annual meeting of shareholders. However, GAMCO did not send a representative to RCC's 2003 annual meeting because RCC agreed to go forward with GAMCO's proposal without a representative. In early May 2003, Stephen DeTore, deputy general counsel for GAMCO, contacted RCC and explained that due to a scheduling conflict there was a possibility that GAMCO's representative would be unable to attend the meeting in person. RCC agreed nevertheless to present GAMCO's proposal regardless of whether a representative of GAMCO appeared at the meeting in person. GAMCO relied on RCC's assurances and decided not to find another representative to attend the meeting. In fact, RCC allowed the proposal to be presented and the shareholders voted upon the proposal at its annual meeting of shareholders held on May 15, 2003. The results of the vote were reported in Item 4 in RCC's Form 10-Q for the quarter ended June 30, 2003. GAMCO's proposal received approximately 30% of the shares that were voted.

In light of the agreement last year, it is disingenuous for RCC to now argue that GAMCO should be barred from presenting a shareholder proposal this year because it did not attend last year's meeting.

If you have any questions regarding this response, please feel free to contact me at (914) 921-5014.

Sincerely,

Andrew Davalla
Assistant Counsel

cc: Ms. Deanne M. Greco
Ms. Ann Newhall

MOSS & BARNETT

A Professional Association

4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129
Telephone 612.347.0300
Facsimile 612.339.6686
www.moss-barnett.com

DEANNE M. GRECO
612.347.0287
GrecoD@moss-barnett.com

RECEIVED
2004 JAN 14 PM 5:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 13, 2004

VIA FEDERAL EXPRESS

Ms. Grace Lee
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Rural Cellular Corporation — Omission of Shareholder Proposal
Pursuant to Rule 14a-8(h)(3)
Our File No.: 24083.5022

Dear Ms. Lee:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, enclosed are six copies of our letter in response to the letter from Andrew Davalla, Assistant Counsel, Gabelli Asset Management Inc., dated January 7, 2004, raising certain issues with regard to the exclusion by Rural Cellular Corporation of a proposal from GAMCO Investors, Inc.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided. We appreciate your attention to this request.

Very truly yours,

Deanne M. Greco

Deanne M. Greco

DMG/dkb
648076/1
Enclosures

MOSS & BARNETT

A Professional Association

DEANNE M. GRECO
612.347.0287
GrecoD@moss-barnett.com

4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129
Telephone 612.347.0300
Facsimile 612.339.6686
www.moss-barnett.com

January 13, 2004

Ms. Grace Lee
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Rural Cellular Corporation — Omission of Shareholder Proposal
Pursuant to Rule 14a-8(h)(3)
Our File No.: 24083.5022

Dear Ms. Lee:

We have received a copy of the letter dated January 7, 2004, to you from Andrew Davalla, Assistant Counsel, Gabelli Asset Management Inc., in which he objects to a request by Rural Cellular Corporation ("RCC") that RCC be permitted to exclude a proposal from GAMCO Investors, Inc. ("GAMCO") pursuant to Rule 14a-8(h)(3).

In the letter, Mr. Davalla asserts that GAMCO relied on an agreement by RCC to present GAMCO's proposal even though GAMCO did not send a representative to the 2003 annual meeting. RCC did not agree to "present" GAMCO's proposal. In fact, RCC did not know until shortly before the meeting that GAMCO was not sending a representative. To claim that RCC presented the proposal on GAMCO's behalf, given that RCC's board had opposed the proposal, or that by doing so RCC has waived its right to invoke Rule 14a-8(h)(3) to exclude the current proposal, is unreasonable.

It is not unusual for a company officer or director to present a proposal at a meeting if the proponent or its representative does not appear at the meeting. The company may move a proposal as a matter of courtesy to the shareholders attending the meeting who want an opportunity to vote on it. Unless the officer or director has formally agreed to act as a proponent's representative, the company has not waived its right to rely on Rule 14a-8(h)(3) to exclude proposals from the proponent in subsequent years. See Section 12.04[D] of *Romanek & Young's ShareholderProposals.com*, a copy of which is enclosed for your reference.

If you wish to discuss this further, please give me a call at 612-347-0287.

Very truly yours,

Deanne M. Greco

Deanne M. Greco

DMG/dkb
647732/1
Enclosure
Cc: Andrew Davalla, GAMCO Investors, Inc.
Wesley E. Schultz, Rural Cellular Corporation

Practice Pointers | About Us | Contact Us

Chapter 12 Attendance at the Meeting

The representative presenting a proponent's proposal need not be a shareholder unless required by applicable state law.

§ 12.04[C] Representative Can Obtain Own Representative

If, for some reason, a representative cannot attend the meeting to present a proposal, it can choose its own representative, unless the proponent has restricted the ability of the representative to do so in its proxy. If allowed under the proponent's proxy, the representative can ask someone else to attend the meeting even if the proponent is not aware of this delegation.

EXAMPLE:

> In CSX Corp.,[fn29] the staff permitted submission of a proposal by a proponent, who had asked another person to present the proposal; that person, in turn, had asked a third person to present the proposal. The third person presented the proposal but disassociated himself from any connection with the proponent. The company argued that the proponent had failed to appear at the prior annual meeting to present her proposal, making her ineligible to submit proposals to the company for two years. In its response, the staff stated that "since it would appear that the proponent did arrange to have another security holder present her proposal at the meeting and noting that the proposal was, in fact properly presented, it is the Division's view that the Company may not rely on Rule 14a-8(a)(2) as a basis for omitting the proposal."

[fn29] 1981 SEC No-Act. LEXIS 3139 (Feb. 25, 1981).

§ 12.04[D] Company Employee as Representative

Sometimes a company's officer or director presents a proposal at a meeting if the proponent or its representative does not appear at the meeting. Companies often move a proposal for a proponent as a matter of courtesy to the shareholders attending the meeting who want an opportunity to vote on it. In addition, companies may want a vote to be tallied since this allows them, if the vote falls short of the required resubmission threshold, to exclude proposals on "substantially the same subject matter" submitted in the following three years.[fn30]

Since the officer or director has not agreed to formally act as the proponent's representative in these cases, the company can rely on this exclusion despite the fact that the proposal was actually presented. In other words, if a company uses its discretion to introduce a proposal, it does not waive its right to invoke this exclusion.

The company may rely on this exclusion even if a third party decides to present the proposal in the proponent's absence. Without appropriate documentation obtained in advance, a person cannot unilaterally appoint himself as the proponent's representative. Although a company may decide to allow a stranger to present a proposal on behalf of an absent proponent, it does so as a courtesy without conceding that the presenter is the proponent's representative. On the other hand, a company can object to a stranger's presentation of an absent proponent's proposal and prevent it from being voted upon.

EXAMPLES:

- In Southwest Airlines Co.,[fn31] the company was allowed to exclude a proposal even though the proponent claimed he had missed a flight to attend the meeting. The proponent asserted that he had seen the chairman at a prior meeting voluntarily introduce a proposal because a proponent had missed a flight, and he argued that the chairman should have done the same for him.

- In Eastman Kodak Company,[fn32] the SEC staff permitted the exclusion of a proposal even though a stranger had presented the absent proponent's proposal at a prior annual meeting as a courtesy to the proponent. The company argued that it had allowed the stranger to present the proponent's proposal as a courtesy, and since neither the proponent nor a representative had been present at the meeting, the current proposal was excludable. In its rebuttal, the proponent commented on the unfairness of having to pay for travel expenses to and from meetings while corporate officers traveled at shareholders' expense.

[fn30] See infra Chapter 25.

[fn31] 2001 SEC No-Act. LEXIS 377 (Mar. 12, 2001).

[fn32] 1996 SEC No-Act. LEXIS 725 (Sept. 9, 1996).

§ 12.05 Practice Pointers

☐ Company Practice Pointers

- **Bring a copy of applicable state laws to meeting**. To establish that an improperly designated representative cannot be allowed into a shareholders' meeting (if a proxy does not cover the transfer of shareholder status) or cannot be allowed to speak (if a proxy does not cover presentation of a proposal), a company should have a copy of the applicable law at the meeting to show to the putative representative as well as to help make last-minute decisions regarding the validity of proxies.

- **Prepare for confrontation**. If a company believes it has a valid basis to prevent someone from presenting a proposal, it should designate someone well in advance of the meeting to handle the delicate task of preventing the presenter from entering the meeting or presenting the proposal, if necessary. To help ensure that such actions can be accomplished in a peaceful manner, this designee should be someone with experience in these matters, such as the corporate secretary or in-house lawyer, working together with a veteran security guard or off-duty police officer.

- **Communicate with the proponent before the meeting**. Most companies maintain an open line of communication with proponents before a meeting in order to determine whether the proponent will attend the meeting, and if not, the identity of the proponent's representative. Such communication helps the company reduce the likelihood of any surprises, which is especially important when senior management and the board will be present at the meeting.

- **Nip it in the bud**. Although a company is not required to notify a proponent who misses a meeting that any proposals that the proponent submits for two years are excludable, this practice could save the company the expense of submitting a request for no-action relief. At a minimum, this type of letter should be sent after the company receives a subsequent proposal.

☐ Proponent Practice Pointers

- **Pick a representative from among like-minded shareholders**. If a proponent knows that it cannot attend a meeting, it should attempt to find a